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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
GREENBACK ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President and General Counsel
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copies to:
William A. Groll
David Leinwand
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,146,313,287	$133,086.97

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 36,390,898 shares of common stock, $0.10 par value per share, of Martek Biosciences Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 33,522,548 Shares issued and outstanding as of December 31, 2010, (ii) 2,066,297 Shares issuable upon the exercise of outstanding options and (iii) 802,053 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $31.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,086.97	Filing Party: Koninklijke DSM N.V., Greenback Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: January 13, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") originally filed on January 13, 2011 in connection with the offer by Greenback Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.10 (the "Shares"), of Martek Biosciences Corporation, a Delaware corporation ("Martek"), at a price of $31.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2011 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.    Additional Information.

        Item 11 is hereby amended and supplemented by adding the following paragraph to Section 15—"Certain Legal Matters—Litigation" of the Offer to Purchase:

        Despite each of Martek's and DSM's belief that the three lawsuits described in this Section 15 (the "Stockholder Actions") are without merit and that the defendants in each of the Stockholder Actions (collectively, "Defendants") ultimately would have prevailed in the defense of the claims, to minimize the costs associated with the Stockholder Actions, on February 4, 2011, Defendants and plaintiffs in the Stockholder Actions ("Plaintiffs") entered into a memorandum of understanding ("MOU") contemplating the settlement of all claims in the Stockholder Actions. Under the MOU, subject to court approval and further definitive documentation, Plaintiffs and the putative class agreed to settle and release, against Defendants and their affiliates and agents, any and all claims in the Stockholder Actions and any and all potential claims related to the Offer and the Merger, the fiduciary obligations of Defendants, the negotiations in connection with the Offer, the Merger and the disclosure obligations of Defendants in connection with the Offer and the Merger, the alleged aiding and abetting of any breach of fiduciary duty and all other allegations in the Stockholder Actions. Pursuant to the terms of the MOU, Martek agreed to provide additional supplemental disclosures to its Schedule 14D-9, which are included in an Amendment to the Schedule 14D-9 being filed by Martek today. Defendants also have stipulated to payments of up to $450,000 to Plaintiffs' counsel for attorney fees and expenses. The settlement is contingent upon, among other things, the Merger becoming effective under the DGCL.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 7, 2011

KONINKLIJKE DSM N.V.
By:	/s/ HUGH C. WELSH
	Name:	Hugh C. Welsh
	Title:	President and General Counsel, DSM North America
GREENBACK ACQUISITION CORPORATION
By:	/s/ HUGH C. WELSH
	Name:	Hugh C. Welsh
	Title:	Secretary and Director

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  Item 11. Additional Information.
SIGNATURE